

February 20, 2013

Via E-mail
Evgeny Donskoy
President and Treasurer
Divio Holdings, Corp.
Serafimovicha Street, 2-125
Moscow, Russia 119072

> **Re:** **Divio Holdings, Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 5, 2013**
> **File No. 333-184796**

Dear Mr. Donskoy:

We have reviewed your responses to the comments in our letter dated January 31, 2013 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Prospectus Summary, page 5

Our Company, page 5

1. We note your response to our prior comment 1 and reissue in part. Please revise the first paragraph on page 5 to disclose your cash on hand as of the most recent practicable date, your monthly burn rate and how long your present capital will last at that rate. We note that you have chosen to include some of this information on your prospectus cover page, but this information should also be disclosed in your prospectus summary. Please revise.

Description of Business, page 16

Suppliers of Motorcycles, page 17

2. We note your revised disclosure in response to our prior comment 6. Please revise to state that it is your belief that your motorcycles will be less than "the same motorcycles from other Russian domestic suppliers." In addition, please revise to provide the basis for this belief.

Other

3. A currently dated accountant's consent should be included as an exhibit to any future amendments to the Form S-1 registration statement. Please note that the consent should

be dated within 30 day of the planned effectiveness of your Form S-1 registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
Thomas E. Puzzo, Esq.
Law Office of Thomas E. Puzzo, PLLC